Exhibit 3.201

CERTIFICATE OF FORMATION

OF

HPSI PURCHASING SERVICES LLC

1.	The name of the limited liability company (the “Company”) is

HPSI Purchasing Services LLC

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.

3.	The purpose of the Company is to engage in any and all business in which limited liability companies are permitted under the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 20th day of May, 2016.

By:	/s/ Robert T. Rambo
Robert T. Rambo
Organizer